UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                   ----------
                                  Amendment #1

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                       FAIRCHILD INTERNATIONAL CORPORATION
                       -----------------------------------
                 (Name of Small Business Issuer in its Charter)

            Nevada                                  91-1880015
            ------                                  ----------
(State or other jurisdiction of        (IRS Employer Identification Number)
Incorporation or Organization)

          Suite 600, 596 Hornby Street, Vancouver, B.C. Canada V6C 1A4
          ------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)

                                 (604) 646-5614
                                 --------------
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None
           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                                Table of Contents
Part I

Item 1.   Description of Business.......................................   3

Item 2.   Management's Discussion and Analysis or Plan of Operation        7

Item 3.   Description of Property                                          8

Item 4.   Security Ownership of Certain Beneficial Owners and Management   8

Item 5.   Directors, Executive Officers, Promoters and Control Persons     9

Item 6.   Executive Compensation                                          10

Item 7.   Certain Relationships and Related Transactions                  11

Item 8.   Description of Securities                                       11

Part II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters                                   13

Item 2.   Legal Proceedings                                               14

Item 3.   Changes in and Disagreements with Accountants                   14

Item 4.   Recent Sales of Unregistered Securities                         14

Item 5.   Indemnification of Directors and Officers                       15

Part F/S
Financial Statements                                                      16

Part III
Item 1. Index to Exhibits

Item 2. Description of Exhibits

Signatures

                                     PART I

To simplify the language in this Registration Statement, Fairchild International Corp. is referred to herein as "the Company" or "We."

Item 1. Description of Business

Business Development.

We were incorporated in Nevada on June 20, 1997 as Goanna Resources, Inc. by Mr. David Stadnyk to pursue potential opportunities in the mining business in Australia. Mr. Stadnyk resigned from his positions with the Company, and enlisted our current management to pursue our current plan of business, when it became apparent that such mining opportunities would not come to fruition. Toward this end, on June 24, 1999, we changed our name to Fairchild International Corporation. Mr. Stadnyk was later retained as a consultant to the Company, because of his familiarity with Praxis and our carbohydrate chemistry plan of business and his business contacts.

On February 15, 1999, we reverse split our stock on a one (1) share for twenty
(20) share basis to reduce the number of shares outstanding. We originally planned to seek financing subsequent to the reverse split, which would have placed additional shares of our common stock in the market. After the reverse split, our common stock became volatile. Our shareholders expressed concern that our stock price was too high for an OTCBB stock. As a result, on September 13, 1999, we forward split our stock on a ten (10) share for one (1) share basis to adjust for the effects of our February 15, 1999 reverse stock split. Unless indicated otherwise, all statements herein reflect both of these stock splits. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We have operational losses and no revenues. We are registering our common stock on a voluntary basis under Section 12(g) of the Exchange Act in order to comply with the recently enacted Over the Counter Bulletin Board ("OTCBB") listing requirements. From June 19, 1997 to February 25, 1999, we were engaged in the mining business. We are no longer engaged in the mining business. We plan to develop a website marketing various anti-aging and nutritional products such as vitamin supplements and homeopathic arthritis and skin care products. Our website is in the developmental stages and is not yet operational.

We have obtained the domain names, youthfulyou.com and healthypharmacy.com. We plan to offer products through the healthypharmacy.com site. We have not yet determined our intended use for the youthfulyou.com site. We plan to contract with Netcom Canada to connect our web site to the Internet. We have contracted with Zappworx Visual Management to develop and maintain our web site. We launched our website as a "work in progress" on November 1, 1999 and expect to have our web site operational by early 2000. At that time, we plan to take orders via our website; however, there is no assurance that we will develop that capability or be operational at that time.

Web site shoppers will be able to browse our site and place their secured orders on line. We plan to process orders by online credit card or cyber cash systems. We have not secured contracts with providers of credit card or cyber cash systems. Upon credit approval, we will arrange for delivery of the ordered products via courier service such as Federal Express or United Parcel Service. To date, we have not entered into agreements for the shipment of our products with any courier services. Customers will be able to place orders seven days a week, twenty-four hours a day to be delivered to their specified destination.

We will attempt to offer our products at prices competitive with other shopper websites. Initially, we anticipate approximately 5-10 products in our online catalogue format with new product lines being added as web traffic and sales increase. We have under development a skin care product line for which we are currently seeking a manufacturer. In addition, we have entered into an agreement with Praxis Pharmaceuticals, Inc. ("Praxis") to develop and sell their anti-wrinkle formula. Further, we are in discussions with a third party seeking to acquire our deep-wrinkle formula. As of the date of this registration statement, we have not reached a formal agreement with any third party to sublicense our formulas.

We intend to sell our products to male and female consumers over the age of 35. We have not agreed to a marketing alliance with any company at this time. We intend to use both traditional and non-traditional means of advertising. We anticipate that our primary source of advertising will be the Internet. We also plan to advertise through e-mail distribution. We have not entered into formal contracts with search engines or other potential advertising or marketing outlets.

Status of any Publicly Announced New Product.

We have under development a line of health care and anti-aging products. We are currently seeking a manufacturer to produce our products.

Competitive Business Conditions.

The online retail industry is highly competitive with respect to price, service, quality and Internet marketing. There are numerous, well-established, large competitors in the online industry with comprehensive web sites, possessing substantial financial, marketing, personnel and other resources. In contrast, our company is in the developmental stages and lacks such resources. There can be no assurance that we will be able to respond to various competitive factors affecting our business. We plan to attempt to gain a competitive advantage over our competitors by working directly with wholesalers enabling us to to obtain and pass on to a diverse consumer base quality products at competitively lower prices.

Anti-aging, nutritional and dietary supplement markets are highly competitive. The development of online product catalogs will involve an ever-changing and evolving process. We will attempt to competitively price products on our website, provide superior quality products, and achieve success through efficient customer service and effective marketability strategies. We are limited, however, by among other factors, the developmental character of our company, the unpredictability and uncertainty of our future revenues and the intensely competitive nature of the anti-aging and vitamin product industry in which established companies and new entrants may have a distinct competitive advantage. There are many well-established competitors with substantially greater financial revenues. Many of these competitors have been in existence for substantially longer periods of time than we have and may be better established in the market where we plan to operate. Further, they may have sufficient revenue streams to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. Our competition cannot be determined with any certainty because certain data is not available from private competitors. Accordingly, our competition is difficult to assess with any preciseness, and there is no guarantee that we will be able to compete in the industry, within which we operate. As such, our operations may be adversely effected.

Manufacturing. We do not currently manufacture any products, and we will rely on third-party manufacturers. We are in the process of locating a manufacturer to produce our products.

Raw Materials and Suppliers.

We anticipate that the principal suppliers of our products will be wholesale distributors, who generally act as suppliers to retail stores. We plan to enter contract negotiations with several distributors of health care and anti-aging products. A delay in establishing suppliers or distributors could have an adverse effect on our revenues and cash flow. In the event that we are unable to locate manufacturers of anti-aging products or if any manufacturer that we depend upon in the future ceases operations or cannot continue to manufacture our retail products our business could be adversely affected.

Herbal supplements and anti-aging products contain ingredients that are harvested by and obtained from third-party suppliers. Some of these ingredients are harvested internationally, only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause our operations to be adversely affected.

We do not have contracts with any suppliers, entities or persons committing suppliers to provide the materials required for the production of anti-aging products. There can be no assurance that suppliers will provide the raw materials needed for anti-aging products in the quantities requested or at a price that our manufacturers are willing to pay. In the past five years, natural vitamin E, beta-carotene and melatonin have been subject to unusual price fluctuations as a result of supply shortages and/or increased demand. Because we do not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not within our control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions, natural disasters or other catastrophic events. Our manufacturers' inability to obtain adequate supplies of raw materials for anti-aging products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on our business.

Dependence on Certain Customers.

As of the date of this registration we have not developed a customer base. We do not believe that we will be dependent upon any single customer once we have developed a customer base; however, there can be no assurance that we will not become dependent upon one or a few customers.

Intellectual Property.

Although many of the products that we intend to sell will rely upon proprietary technology, we do not own any registered patents, trademarks, copyrights or franchises. Other than the Praxis

Pharmaceuticals, Inc. (hereinafter "Praxis") agreement discussed below, we are not a party to any royalty agreement or other agreement providing for proprietary interests.

Praxis Licensing Agreement. Through contacts of our consultant and promoter, Mr. Stadnyk, our management became acquainted with Praxis, a company which is developing an anti-wrinkle cream. We entered into a Research, Development, and Licensing Agreement with Praxis on May 11, 1999 (effective as of September 30,
1999), to obtain an exclusive, worldwide license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. We feel this agreement will complement our product line.

We have agreed to pay $250,000 and issue 2,600,000 shares of our common stock, as consideration for the worldwide license. We made an initial payment to of $62,500 to Praxis on October 1, 1999. Three installments of $50,000 are due quarterly, commencing on January 1, 2000 or completion of the first milestone set forth in the agreement. A final payment of $37,500 is due on the latter of October 1, 2000 or completion of the final milestone set forth in the agreement. We have agreed to pay Praxis a 35% royalty of the net proceeds earned from sales of the licensed products or the granting of a sub-license, less the $250,000 referred to above and any other costs of development, manufacturing, production, marketing and selling.

We expect to add dermal wrinkle and arthritis products to our product line, through execution of this agreement. In exchange for our cash and equity consideration, Praxis has agreed to conduct certain research projects, secure proprietary protection on their anti-wrinkle and arthritis compounds and to provide us with the exclusive right to make, market and sell such products for a perpetual period beginning September 30, 1999. Praxis' performance is based upon certain milestones set forth in this agreement. Mr. Stadnyk's contact, Dr. Cowden, will perform the work with seven scientists under Dr. Cowden's employment. Praxis must complete product trials and solidify patent protection, before we market these products. Praxis has assured us that our total product development budget will not exceed $250,000.

Government Approvals.

We are currently, not subject to direct regulation by any government agency, other than regulations applicable to businesses generally and regulations applicable to commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

In addition, as our service becomes available over the Internet in multiple states and if we begin to sell to numerous consumers residing in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Our manufacturers are subject to extensive and rigorous governmental regulation concerning the protection of the environment and the quality of manufacturing. Federal, state and local regulatory agencies actively enforce these regulations and conduct periodic inspections to determine compliance with such government regulations. The Food and Drug Administration (the "FDA") enforces regulations regarding the quality of manufacturing, Good Manufacturing Practices ("GMP"), through periodic surveillances and audits. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of cosmetics, dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. We anticipate that the FDA will promulgate GMP, which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulation for drugs. There is no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, manufacturers of anti-aging products will be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods. Failure to comply with applicable regulatory requirements may result in fines, suspension of approvals, cessation of distribution, product recalls and criminal prosecution, any of which would have a material adverse effect on us if other manufacturers could not be arranged within a reasonable time.

Changes in existing regulations, the interpretation thereof or adoption of new regulations could impose costly new procedures for compliance. Such new procedures could prevent us from obtaining or affect the timing of additional regulatory approvals. The FTC and state and local authorities regulate the advertising of over-the-counter drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended (the "Food and Drug Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, composition storage, record keeping, approval, advertising and promotion of our products.

In general, products falling within the FDA's definition of "new drugs" require pre-market approval by the FDA while products falling within the FDA's definition of "cosmetics" do not require pre-market approval. We feel that anti-aging products, fall within the FDA's definition of "cosmetics" and therefore do not require pre-market approval. There can be no assurance, however, that the FDA will concur in this view. In the event that we fail to comply with applicable regulations with respect to any products, we may be required to change our labeling, formulation or possibly cease manufacture and marketing of such products. The FDA may require post-marketing testing and surveillance to monitor the record of our products and continued compliance with regulatory requirements. The FDA also may require the submission of any lot of a product for inspection and may restrict the release of any lot that does not comply with FDA standards, or may otherwise order the suspension of manufacture, recall or seizure if a non-compliant product is discovered. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of a product are discovered following approval.

We may also be subject to foreign regulatory authorities governing testing or sales of certain of our products. Despite the fact that FDA approval may be obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained in certain cases prior to the commencement of marketing of the product in those countries. There can be no assurance that any product developed or marketed by us will be approved by the FDA or any foreign regulatory authority.

Research and Development.

In our past two fiscal years, we have spent approximately $112,500 on product research and development. We do not anticipate that this cost will be borne directly by the customers; however, there can be no such assurances.

Compliance with Environmental Laws.

Other than environmental laws to which corporations may generally be subject, we do not believe that we are subject to any environmental law compliance. If such compliance should become necessary, we do not believe expenses associated with such compliance would be material to our operations.

Employees.

As of the date of this registration statement, we have three (3) total and one
(1) full-time employee. None of our employees are members of a union. We believe that our relationship with our employees is favorable. We do not intend to add additional employees in the next twelve months.

Item 2. Plan of Operation

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS REGISTRATION STATEMENT.

We eventually plan to develop specialized e-commerce sites on the Internet. Over the next twelve months, we plan to focus on development of an Internet portal for alternative health care products. We hope that this site will offer products of our Company, as well as those of other companies. In addition, we plan to offer information on related topics on the website.

In the past, we have relied upon funding from our officer and director, Mr. Stadnyk. We borrowed approximately $44,000 from Mr. Stadnyk during our development stage, $40,000 of which has been repaid. We are currently unable to satisfy our cash requirements without the financial support of our President, Byron Cox, or his designee. We anticipate that we will meet our cash requirements for the next twelve months through Mr. Cox's financial support, even though Mr. Cox has not supplied funds to the Company in the past. Currently, we have no commitment for funding from our past or present officers and directors or any other party. Eventually, we will need to raise additional funds, if we plan to implement an advertising and marketing plan to advance our website. We have not yet determined how we plan to obtain these additional funds.

In 1999, we raised cash proceeds of $475,000 from the sale of our common stock to business associates and friends of the issuer. The proceeds are to be used to implement our new plan of business. At the time of sale, the proceeds were not earmarked for the Praxis licensing agreement.

Since we have entered into an agreement with Praxis for research and development, we will encounter significant research and development expenses over the next twelve months. In addition to the terms of the Praxis agreement, we may seek to conduct other research and development, which would result in expenses beyond those outlined in the agreement with Praxis.

Since we outsource most of our operations, we do not anticipate establishing our own manufacturing facilities over the next twelve months. Beyond this time frame, we plan to make a decision with regard to purchase or sale of any plant and significant equipment in the long term after products are introduced to the public through our website, if ever.

As conditions dictate, we will engage additional employees. We do not plan to make any significant changes in the number of employees over the next twelve months.

Item 3. Description of Property

We currently occupy space at Suite 600, 596 Hornby Street, Vancouver, B.C. Canada V6C 1A4. This property is approximately 250 square feet and is occupied by us on a proportional cost basis on a month-to-month basis. We feel that we will be able to occupy these premises or obtain other adequate space if necessary.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Common Stock by (a) each person known by the Company to be the beneficial owner of five percent or more of the outstanding common stock, and (b) all executive officers and directors individually and as a group, as of January 25, 2000. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Security Ownership of Certain Beneficial Owners.

-------------------------------------------------------------------------------------------------------------------
    Title of Class      Name & Address of Beneficial Owner       Number of Beneficially            Percentage
                                      Owner                           Owned Shares             Ownership of Class
-------------------------------------------------------------------------------------------------------------------
       Common           Winston Cabell                                  737,000                       6.7%
                        28 Royalist Road
                        Mosman NSW 9083 WA 6000
                        Australia
-------------------------------------------------------------------------------------------------------------------
       Common           David Lane                                      757,000                       6.9%
                        1632 McPherson Drive
-------------------------------------------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------------------------------------------
                        Port Coquetlam, B.C. Canada
-------------------------------------------------------------------------------------------------------------------
       Common           Dr. Brett Charlton                              2,600,000                     23.7%
                        Dr. William Cowden
                        Mr. David Stadnyk
                        Praxis Pharmaceuticals, Inc.
                        595 Hornby Street, Suite 600
                        Vancouver, BC Canada
-------------------------------------------------------------------------------------------------------------------
       Common           David Stadnyk                                   2,375,000(1)                  19.8%
                        595 Hornby Street, Ste. 600
                        Vancouver, B.C. Canada
-------------------------------------------------------------------------------------------------------------------

(1) This amount includes options to purchase 500,000 shares of our common stock at $0.05 per share and options to purchase an additional 500,000 shares of our common stock at $0.15 per share. These options will expire in March 2000.

Security Ownership of Management.

-------------------------------------------------------------------------------------------------------------
        Title             Name & Address of Beneficial      Number of Beneficially          Percentage
                                     Owner                       Owned Shares           Ownership of Class
-------------------------------------------------------------------------------------------------------------
  President Director      Byron Cox                                200,000 Common             1.8%
                          595 Hornby St., Ste. 600
                          Vancouver, B.C. Canada

-------------------------------------------------------------------------------------------------------------
All Officers              1 person                                 200,000 Common             1.8%
& Directors
-------------------------------------------------------------------------------------------------------------

Change in Control.

There are no arrangements, which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers.

The following sets forth the names and ages of the Company's officers and directors. The shareholders elect the directors of the Company annually, and the officers are appointed annually by the board of directors.

Name             Age          Position                      Term of Office
--------------------------------------------------------------------------------
Byron Cox        62           President, Director           Annual

Byron Cox

Mr. Cox has served as President and Director of the Company since March 12, 1999. From 1992 to the present, Mr. Cox has worked at Alexander-Cox & Company, Vancouver, B.C., as the company's President, where he provides investment advisory services specializing in raising capital and investing in emerging growth companies, as well as developing investor relations programs, particularly on

American Stock Exchanges. Mr. Cox holds a B.A. from the University of Toronto, a Diploma in Business Administration (Marketing) from Ryerson Polytechnic Institute and a certificate in Strategic Marketing Management from the Harvard Business School. He holds professional accreditation in the American Public Relations Society, as well as the Canadian Public Relations Society.

Significant Employees.

There are no employees not mentioned above who are expected to make a significant contribution to the business.

Family Relationships.

There are no family relationships among directors, executive officers, or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

In October of 1997, a bankruptcy receiving order was made against Record Publishing, Inc. (Estate No: 25-060808) in Canada. Mr. Cox was an officer of this Company at the time of the bankruptcy.

Other than the aforementioned, there have been no bankruptcies, criminal proceedings, or other legal proceedings during the past five years which would be material to the evaluation of the ability or integrity of any director, executive officer, any person nominated for such positions, any control person or any promoter of the Company.

Item 6. Executive Compensation

The following table present, for the fiscal years ended December 31, 1999, the compensation paid by the Company to the Company's chief executive officer.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------
   Name and    Year    Salary    Bonus    Other Annual     Restricted    Securities     LTIP     Other
  Principle              ($)      ($)     Compensation   Stock Award(s)  Underlying    Payouts    ($)
   Position                                    ($)            ($)        Options (#)     ($)
--------------------------------------------------------------------------------------------------------
Byron Cox,     1997       0        0            0              0              0           0        0
President      1998       0        0            0              0              0           0        0
               1999    $28,000     0            0              0              0           0        0
--------------------------------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions

Certain Transactions.

Stadnyk Consulting Agreement. On March 15, 1999, we entered into a consulting agreement with David Stadnyk who was our prior Director, President and Secretary and who is a beneficial owner of our common stock, for services as a public relations and business consultant. We paid a retainer of $25,000 and issued 500,000 shares of our stock to him as compensation for these services. In addition, we granted him the option to purchase 500,000 shares of our common stock at $0.05 per share and the option to purchase an additional 500,000 shares of our common stock at $0.15 per share. These options are exercisable for a period of one year from the date of the agreement. Further, the agreement provides that, should we obtain listing on the NASDAQ small-cap market,

Mr. Stadnyk would have a period of two years from the date of such listing to exercise an option to purchase 5% of the outstanding common stock of the Company at $0.50 per share. The agreement is for a period of twelve months. Other than the aforementioned, we do not intend to enter into any transactions with our beneficial owners.

Praxis Licensing Agreement. On May 11, 1999 we entered into an agreement with Praxis, effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. We have agreed to pay approximately $250,000 for research on the products and issue 2,600,000 common shares of our common stock in consideration for the license. We paid an initial payment of $62,500 on October 1, 1999, which is to be followed by three quarterly installments of $50,000, commencing January 1, 2000 and a final payment of $37,500 on October 1, 2000. We will pay Praxis a royalty of 35% of the net proceeds earned from sales of products sold under the terms of this agreement. David Stadnyk is an Officer and Director of Praxis Pharmaceuticals, Inc.

Parents

We are not a subsidiary of any parent company.

Item 8. Description of Securities

Common Stock.

In General. We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 10,988,170 shares were issued and outstanding as of January 25, 2000. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding voting shares in an election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to our common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock, after giving preference to any preferred shares outstanding. The Board of Directors reserves the right to fix or determine the designations, rights, preferences or other variations on each class of capital stock of the Company.

Preferred Stock.

In General. We have authorized 1,000,000 shares of preferred stock, par value $0.01. As of January 25, 2000, there were no preferred shares issued and outstanding.

Voting. Each share of our preferred stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of preferred stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding voting shares in an election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of preferred stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the preferred stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of preferred stock, before giving preference to any common shares outstanding. The Board of Directors reserves the right to fix or determine the designations, rights, preferences or other variations on each class of capital stock of the Company.

Debt Securities

We currently have no debt securities outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information.

Our common stock is traded on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol FRCD. There is no active trading market for the common stock. The following bid quotations have been reported for the period beginning July 8, 1998, our initial quotation date, and ended September 30, 1999:

                                 Bid Quotations

Period                                                      High         Low
------                                                      ----         ---
July 8 - September 30, 1998                                  $3/4        $1/4
October 1 - December 31, 1998                               $9/16       $0.05

January 1 - March 31, 1999                                  $0.40       $0.13
April 1 - April 15, 1999                                    $0.80       $0.26
April 15, 1999 -> Reverse split 1:20                         ****        ****
April 16 - June 30, 1999                                   $16.00      $6 7/8
July 1 - September 13, 1999                                 $9.00      $2 3/8
September 13, 1999 -> Forward Split 10:1                     ****        ****
September 14 - September 30, 1999                           $7/16       $7/16
October 1 - December 31, 1999                               $0.59       $0.05

Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities and are, in all likelihood, not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company has been advised that approximately 11 member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of warrants.

Holders.

As of January 25, 2000, there were approximately 57 holders of record of our 10,988,170 shares of common stock outstanding. Of these 10,988,170 shares, 4,958,490 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is American Securities Transfer & Trust, Inc. located at 12039 West Alameda Parkway, Lakewood, CO 80228.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.

We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item 2. Legal Proceedings

We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item 3. Changes In and Disagreements With Accountants

We have not had any resignation or dismissal of our principal independent accountants. As of the date of this registration statement, Steele & Co., located in Vancouver, British Columbia, serve as our independent accountants and have prepared the audited statements included as exhibits hereto.

Item 4. Recent Sales of Unregistered Securities.

On June 20, 1997, we sold 2,500,000 shares of our common stock to the public for $50,000.00. On August 7, 1997, we sold 128,250 shares of our common stock to the public for $51,300.00. On August 15, 1997, we sold 41,611 shares of our common stock to the public for $41,611.00.

On August 31, 1998, we issued 508,312 shares of our common stock to several parties rendering Business Consulting Services valued at $173,657.50 to the Company . On October 20, 1998, we issued 150,000 shares of our common stock for $15,000.00 consideration from Jewett Finance. On December 10, 1998, we issued 250,000 shares of common stock to Stockbroker Relations, Inc. for Public Relations Services valued at $56,000.00. On December 10, 1998 we also issued 650,000 options to purchase our common stock to Stockbroker Relations, Inc. at prices above market in exchange for public relations services.

On March 15, 1999, we sold 3,000,000 shares of our common stock to the public for $150,000.00. On March 15, 1999, we issued 500,000 shares of our common stock to David Stadnyk for Business Consulting Services valued at $25,000.00. We also issued 100,000 options to purchase our common stock at prices above market to David Stadnyk as consideration for Business Consulting Services to be rendered. On April 1, 1999, we sold 1,000,000 shares of our common stock to the public for $300,000.00.

We relied upon Rule 504 of Regulation D for the above issuances of our common stock. These securities were issued without a restrictive legend. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company without a specific business plan nor a company whose business plan was to merge with an unidentified private entity; (c) the aggregate offering price within any twelve months did not exceed $1,000,000. No commissions were paid in these offerings.

Additionally, on August 5, 1997 we issued 200,000 shares of our common stock to Stephen Payne and 110,000 shares to Vern Strange for the acquisition of real property valued at $310,000. These shares were issued with a restrictive legend and were issued pursuant to Section 4(2) of the Securities Act of 1933. The stock issue was recorded at $0.02 per share.

In October 1999, we issued 2,600,000 shares of our common stock to Praxis, Inc. pursuant to the terms of our May 11, 1999 agreement with them for research, development and licensing. These shares were issued pursuant to section 4(2) of the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers

Section 78.7502 of the NRS provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. Indemnification of directors or officers is available if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further, in an action brought by the corporation or in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders; (2) a majority of a quorum of the board of directors consisting of members of the board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that a director or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, the corporation must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section 78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                                    PART F/S

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

[LETTERHEAD OF STEELE & CO.
   CHARTERED ACCOUNTANTS]

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Fairchild International Corporation
  (formerly Goanna Resources Inc.)

We have audited the accompanying balance sheets of Fairchild International Corporation (formerly Goanna Resources Inc.) (a development stage company) as of December 31, 1998 and 1997 and the related statements of operations and deficit, changes in stockholders' equity and cash flow for the periods then ended and cumulative to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairchild International Corporation (formerly Goanna Resources Inc.) as at December 31, 1998 and 1997 and the results of its operations and its cash flow for the periods then ended and cumulative to December 31, 1998 in conformity with U.S. generally accepted accounting principles consistently applied.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations, has a net capital deficiency and there is no revenue stream from operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                                          /s/ Steele & Co.
October 8, 1999                                            CHARTERED ACCOUNTANTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                                          1998          1997
                                                          ----          ----

ASSETS
  CURRENT
    CASH                                                $     595     $  68,115
                                                        =========     =========
LIABILITIES
  CURRENT
    ACCOUNTS PAYABLE                                    $   7,350     $   4,922
    OWING TO RELATED PARTIES (NOTE 4)                      55,752        44,744
                                                        ---------     ---------
                                                           63,102        49,666
                                                        ---------     ---------
COMMITMENTS (NOTE 7)
STOCKHOLDERS' EQUITY (DEFICIENCY)
  SHARE CAPITAL (NOTE 5)
    AUTHORIZED
      50,000,000 COMMON SHARES WITH A PAR VALUE OF
                 $0.001 PER SHARE
       1,000,000 PREFERRED SHARES WITH A PAR VALUE
                 OF $0.01 PER SHARE
    ISSUED       7,776,347 COMMON SHARES - 388,817
                 POST-CONSOLIDATED COMMON SHARES
                 (1997 - 5,620,000 - 281,000 POST-
                 CONSOLIDATED COMMON SHARES)              393,769        56,200
    SHARE SUBSCRIPTIONS                                        --        92,911
    DEFICIT ACCUMULATED DURING
    THE DEVELOPMENT STAGE                                (456,276)     (130,662)
                                                        ---------     ---------
    TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)               (62,507)       18,449
                                                        ---------     ---------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $     595     $  68,115
                                                        =========     =========

APPROVED BY THE DIRECTORS

-------------------------

-------------------------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                      FOR THE YEAR ENDED DECEMBER 31, 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                           CUMULATIVE
                                               TO              PERIODS ENDED
                                           DECEMBER 31          DECEMBER 31
                                              1998          1998          1997
                                              ----        ----------------------

ADMINISTRATION EXPENSES
  ADVERTISING                               $  9,008      $  5,517      $  3,491
  BANK CHARGES AND FOREIGN EXCHANGE           10,129         9,631           498
  CONSULTING                                  23,876         7,194        16,682
  OFFICE, RENT AND SECRETARIAL                 6,683         2,891         3,792
  PROFESSIONAL FEES                           24,310        12,964        11,346
  PROMOTION                                  212,374       198,038        14,336
  RELATED PARTY ADMINISTRATION
    CHARGES                                   45,986        32,349        13,637
  SHAREHOLDER INFORMATION                     10,459         2,255         8,204
  TELEPHONE AND UTILITIES                      1,341           849           492
  TRANSFER AGENT FEES                          4,158         3,366           792
  TRAVEL                                       8,325         4,264         4,061
                                            --------      --------      --------
                                             356,649       279,318        77,331
MINERAL INTERESTS AND
 EXPLORATION COSTS                            99,627        46,296        53,331
                                            --------      --------      --------
NET LOSS FOR THE PERIOD (NOTE 6)            $456,276       325,614       130,662
                                            ========
DEFICIT BEGINNING OF THE PERIOD                            130,662            --
                                                          --------      --------
DEFICIT END OF THE PERIOD                                 $456,276      $130,662
                                                          ========      ========
BASIC LOSS PER SHARE                                      $   0.05      $   0.02
                                                          ========      ========
CONSOLIDATED LOSS PER SHARE (NOTE 5)                      $   0.10      $   0.05
                                                          ========      ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                 COMMON SHARES
                           --------------------------                                        TOTAL
                                                           CAPITAL IN                        STOCK-
                                                           EXCESS OF                        HOLDERS'
                             SHARES          AMOUNT        PAR VALUE        DEFICIT          EQUITY
                           ----------      ----------      ----------      ----------      ----------
COMMON SHARES
  ISSUED FOR CASH
    @ $0.01/SHARE           5,000,000      $    5,000      $   45,000      $       --      $   50,000
  ISSUED FOR MINERAL
   INTERESTS
     @ $0.01/SHARE            620,000             620           5,580              --           6,200
  ISSUED FOR CASH
    @ $0.20/SHARE             256,500             257          51,043              --          51,300
    @ $0.50/SHARE              83,222              83          41,528              --          41,611
                           ----------      ----------      ----------      ----------      ----------
                            5,959,722           5,960         143,151                         149,111
NET LOSS FOR THE
  PERIOD ENDED
    DECEMBER 31, 1997              --              --              --        (130,662)       (130,662)
                           ----------      ----------      ----------      ----------      ----------
SHAREHOLDERS'
  EQUITY AT
    DECEMBER 31, 1997       5,959,722           5,960         143,151        (130,662)         18,449
COMMON SHARES
  ISSUED FOR CASH
    @ $0.05/SHARE             300,000             300          14,700              --          15,000
    @ $0.11/SHARE             454,545             455          49,545              --          50,000
 ISSUED FOR
 SERVICES
    @ $0.112/SHARE            500,000             500          55,500              --          56,000
    @ $0.22/SHARE             562,080             562         123,096              --         123,658
                           ----------      ----------      ----------      ----------      ----------
                            7,776,347           7,777         385,992        (130,662)        263,107
NET LOSS FOR THE
  YEAR ENDED
  DECEMBER 31, 1998                --              --              --        (325,614)       (325,614)
                           ----------      ----------      ----------      ----------      ----------
                            7,776,347      $    7,777      $  385,992      $ (456,276)     $  (62,507)
                           ==========      ==========      ==========      ==========      ==========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

                      FOR THE YEAR ENDED DECEMBER 31, 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                           CUMULATIVE
                                               TO                PERIODS ENDED
                                           DECEMBER 31            DECEMBER 31
                                              1998            1998           1997
                                              ----         ------------------------
CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                $(456,276)      $(325,614)     $(130,662)
    ITEM NOT AFFECTING CASH FLOW
      ISSUE OF SHARES FOR SERVICES
      AND MINERAL INTERESTS                  185,858         179,658          6,200
    CHANGE IN NON-CASH OPERATING ITEM
      ACCOUNTS PAYABLE                         7,350           2,428          4,922
                                           ---------       ---------      ---------
                                            (263,068)       (143,528)      (119,540)
                                           ---------       ---------      ---------
  FINANCING ACTIVITIES
    OWING TO RELATED PARTIES                  55,752          11,008         44,744
    SHARE CAPITAL ISSUED
      FOR CASH                               207,911         157,911         50,000
    SHARE SUBSCRIPTIONS                           --         (92,911)        92,911
                                           ---------       ---------      ---------
                                             263,663          76,008        187,655
                                           ---------       ---------      ---------
CHANGE IN CASH FOR THE PERIOD              $     595         (67,520)        68,115
                                           =========
CASH BEGINNING OF THE PERIOD                                  68,115             --
                                                           ---------      ---------
CASH END OF THE PERIOD                                     $     595      $  68,115
                                                           =========      =========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

1.    ACCOUNTING POLICIES

      a.    Incorporation and Basis of Presentation

            The Company was incorporated in the State of Nevada, U.S.A. on June 20, 1997. These financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States.

      b.    Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

      c.    Foreign Currency

            Transactions in foreign currency are translated at rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the rate of exchange prevailing at the year end. Exchange gains and losses from foreign currency translation adjustments are included in current costs.

      d.    Income Taxes

            The Company has incurred operating losses and resource-related expenditures which are available for tax credit carry-forward. No certainty exists whether it is more likely than not that some portion of these amounts will be realized by a reduction of future taxes payable and no deferred tax asset has been recognized.

      e.    Uncertainty Due to Year 2000 Issue

            The Year 2000 Issue arises because many computerized systems may recognize the year 2000 as some other date, resulting in errors when information using year 2000 dates is processed. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

2.    GOING CONCERN CONSIDERATIONS

      As at December 31, 1998, the Company had not reached a level of operations which would finance day to day activities. These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations. The Company suffered losses from operations of $325,614 and $130,662 for the periods ended December 31, 1998 and 1997 and had a net capital deficiency of $62,507 at December 31, 1998.

3.    MINERAL INTERESTS

      The Company acquired rights to prospecting licenses in Western Australia under agreements entered into with the registered holders of the interests. Subsequent to the year end, the Company abandoned its rights to the prospecting licenses by not making the required payments and share issuances. The Company has no further rights or obligations relating to these property licences.

4.    OWING TO RELATED PARTIES

      The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is charged for office rentals and administrative services on a proportional cost basis. Administration expenses of $21,879 (1997 - $13,637) were paid to a company controlled by a director and administrative fees of $10,470 (1997 - $Nil) were paid to a director. Management believes that the methods of cost allocations and resultant costs are reasonable. Accounts with companies with common management and directorships, management and directors are unsecured with no fixed terms of interest or repayment.

5.    SHARE CAPITAL

      a.    Authorized

                 50,000,000 common shares with a par value of $0.001 per share
                  1,000,000 preferred shares with a par value of $0.01 per share

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

5.    SHARE CAPITAL (CONTINUED)

      b.    Common Shares Issued                                      Shares      Consideration
                                                                     ---------    -------------

            For cash at a value of $0.01 per share                   5,000,000      $  50,000
            For mineral interests at a value of $0.01 per share        620,000          6,200
                                                                     ---------      ---------

            Balance at December 31, 1997                             5,620,000         56,200

            For cash at a value of $0.05 per share                     300,000         15,000
            For cash at a value of $0.11 per share                     454,545         50,000
            For cash at a value of $0.20 per share                     256,500         51,300
            For cash at a value of $0.50 per share                      83,222         41,611
            For services at a value of $0.112 per share                500,000         56,000
            For services at a value of $0.22 per share                 562,080        123,658
                                                                     ---------      ---------

            Balance at December 31, 1998                             7,776,347      $ 393,769
                                                                     =========      =========

            Subsequent Consolidation                                   388,817      $ 393,769
                                                                     =========      =========

      c.    Subsequent Event

            On March 15, 1999, the Company completed a consolidation of common shares by the issue of 1 new share for 20 old shares. On May 28, 1999, the name of the Company was changed to Fairchild International Corporation.

            Subsequent to the year end, the Company issued post-consolidation shares as follows.

                  300,000 shares at $0.50 per share
                  100,000 shares at $3.00 per share
                   50,000 shares at $0.50 per share for services

6.    INCOME TAXES

      The Company has incurred operating losses of approximately $357,000 and resource related expenditures of approximately $99,000 which are available to reduce future years' taxable income. No future benefits have been recognized in the accounts. The availability of these losses is as follows:

            Until 2004                                        $ 77,000
            Until 2005                                        $280,000
            Indefinitely against resource related income      $ 99,000

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

7.    COMMITMENTS - PHARMACEUTICAL RESEARCH AND DEVELOPMENT AGREEMENTS

      The Company has entered into an agreement, effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. The Company has agreed to pay $250,000 for research on the products and issue 260,000 common shares in consideration for the license. An initial payment of $62,500 (paid) is due on closing, followed by three quarterly instalments of $50,000, commencing January 1, 2000 and a final payment of $37,500 on October 1, 2000. The agreement is with a company formerly under common management.

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                           (EXPRESSED IN U.S. DOLLARS)

                       UNAUDITED - SEE COMPILATION REPORT

[LETTERHEAD OF STEELE & CO.
   CHARTERED ACCOUNTANTS]

                               COMPILATION REPORT

We have compiled the accompanying balance sheet of Fairchild International Corporation as at September 30, 1999, and the related statements of operations and deficit and cash flow for the period then ended.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


Vancouver, Canada                                          /s/ Steele & Co.
November 15, 1999 (with revisions to January 13, 2000)     CHARTERED ACCOUNTANTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999

                           (EXPRESSED IN U.S. DOLLARS)

                                                                         1999
                                                                         ----
ASSETS
  CURRENT
    CASH                                                              $ 173,181
                                                                      =========
LIABILITIES
  CURRENT
    ACCOUNTS PAYABLE                                                  $  13,226
    OWING TO RELATED PARTIES                                             66,184
                                                                      ---------
                                                                         79,410
                                                                      ---------
STOCKHOLDERS' EQUITY
  SHARE CAPITAL
    AUTHORIZED
      50,000,000 COMMON SHARES WITH A PAR VALUE
                 OF $0.001 PER SHARE
       1,000,000 PREFERRED SHARES WITH A PAR VALUE
                 OF $0.01 PER SHARE
    ISSUED AND FULLY PAID (NOTE 2)
      8,388,170 COMMON SHARES                                           868,769
  DEFICIT ACCUMULATED DURING THE
    DEVELOPMENT STAGE                                                  (774,998)
                                                                      ---------
  TOTAL STOCKHOLDERS' EQUITY                                             93,771
                                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 173,181
                                                                      =========

APPROVED BY THE DIRECTORS

-------------------------

-------------------------

                       UNAUDITED - SEE COMPILATION REPORT

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)

                                          CUMULATIVE
                                               TO             PERIODS ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                              1999          1999          1998
                                              ----          ----          ----

EXPENSES
  ADVERTISING                               $  9,008      $     --      $     --
  BANK CHARGES AND EXCHANGE                   12,439         2,310         2,125
  CONSULTING                                  49,540        25,664        14,460
  RESEARCH AND DEVELOPMENT                    96,500        96,500            --
  OFFICE AND SECRETARIAL                      18,727        12,044         1,326
  PROMOTION AND TRAVEL                       318,095        97,396       133,061
  PROFESSIONAL FEES                           57,264        32,954         7,963
  RELATED PARTY
     ADMINISTRATION CHARGES                   88,678        42,692        19,477
  RENT
  SHAREHOLDER INFORMATION                     14,558         4,099         2,255
  TELEPHONE                                    2,996         1,655           848
  TRANSFER AGENT FEES                          7,566         3,408         2,516
                                            --------      --------      --------
                                             675,371       318,722       184,031
MINERAL INTERESTS AND
 EXPLORATION COSTS                            99,627            --        26,264
                                            --------      --------      --------
NET LOSS FOR THE PERIOD                     $774,998       318,722       210,295
                                            ========
DEFICIT BEGINNING OF THE PERIOD                            456,276       130,662
                                                          --------      --------
DEFICIT END OF THE PERIOD                                 $774,998      $340,957
                                                          ========      ========
BASIC LOSS PER SHARE                                      $   0.05      $   0.07
                                                          ========      ========

                       UNAUDITED - SEE COMPILATION REPORT

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)

                                      CUMULATIVE
                                          TO               PERIODS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                         1999            1999           1998
                                         ----            ----           ----
CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD           $(774,998)      $(318,722)      $(210,295)
    ITEM NOT AFFECTING CASH FLOW
      ISSUE OF SHARES FOR SERVICES
        AND MINERAL INTEREST            210,858          25,000         123,658
    CHANGE IN NON-CASH
      OPERATING ITEM
      ACCOUNTS PAYABLE                   13,226           5,876           1,325
                                      ---------       ---------       ---------
                                       (550,914)       (287,846)        (85,312)
                                      ---------       ---------       ---------
  FINANCING ACTIVITIES
    OWING TO RELATED PARTIES             66,184          10,432          17,497
    SHARE CAPITAL ISSUED FOR CASH       657,911         450,000         142,911
    SHARE SUBSCRIPTIONS                      --              --         (92,911)
                                      ---------       ---------       ---------
                                        724,095         460,432          67,497
                                      ---------       ---------       ---------
CHANGE IN CASH FOR THE PERIOD         $ 173,181         172,586         (17,815)
                                      =========
CASH BEGINNING OF THE PERIOD                                595          68,115
                                                      ---------       ---------
CASH END OF THE PERIOD                                $ 173,181       $  50,300
                                                      =========       =========

                       UNAUDITED - SEE COMPILATION REPORT

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

1.    ACCOUNTING POLICES AND NOTES

      The accounting policies followed by the Company are unchanged from those outlined in the audited financial statements for the year ended December 31, 1998. The notes to the financial statements at December 31, 1998 substantially apply to the interim financial statements at September 30, 1999 and are not repeated here. All adjustments have been made which, in the opinion of management, are necessary in order to make these financial statements not misleading.

2.    SHARE CAPITAL

                                                                 SHARES       CONSIDERATION
                                                                 ------       -------------
      Common shares issued and fully paid
        Balance at December 31, 1998                            7,776,347      $  393,769
                                                               ==========      ==========

        Consolidated on a 1 new share for
        20 old shares basis                                       388,817      $  393,769
        Issued during the period
          For cash
            @ $0.50 per share                                     300,000         150,000
            @ $.3.00 per share                                    100,000         300,000
          For services
            @ $0.50 per share                                      50,000          25,000
                                                               ----------      ----------
                                                                  838,817      $  868,769
                                                               ==========      ==========
        Split on a 10 new share for 1 old share basis and
          balance at September 30, 1999                         8,388,170      $  868,769
                                                               ==========      ==========

      On September 13, 1999, the common shares were split on a 10 new shares for 1 old share basis.

                       UNAUDITED - SEE COMPILATION REPORT

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

3.    COMMITMENT

      a.    Pharmaceutical Research and Development

            The Company has entered into Research, Development and License Agreements, effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. The Company has agreed to pay $250,000 by October 1, 2000 for research on the products and issue 2,600,000 post-split common shares in consideration for the license. The shares will be issued at a nominal value of $0.01 per share and are subject to regulatory restrictions relating to their saleability. A net revenue royalty of 35% will be payable by the Company on revenue for licensed products. The agreement is with a company formerly under common management.

      b.    Consulting Agreement

            The Company has entered into a consulting agreement for public relations services for a twelve month period to March 15, 2000. The Company has agreed to pay $25,000, issue 500,000 shares (50,000 pre-split) of common stock and has granted options to acquire, within one year, 500,000 shares at $0.05 per share and 500,000 shares at $.15 per share. The compensation has been recorded as an expense at the assigned value of the shares when issued. The options will be recorded as share issues at the agreement price when exercised. An additional option has been granted to acquire up to 5% of the outstanding shares of the Company when the shares qualify for the NASDAQ small cap over the counter public trading at $0.50 per share for a period of two years from the date of the listing.

                       UNAUDITED - SEE COMPILATION REPORT

                                  EXHIBIT INDEX

EXHBIT #    ITEM                                                           PAGE

Ex. 3.1     Articles of Incorporation
            (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 3.2     Bylaws
            (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 4       Share Certificate
            (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 10      Material Contracts - Praxis Pharmaceuticals, Inc.

Ex. 27      Financial Data Schedule
            (as filed in the November 30,1999 filing of the Form 10-SB)

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


FAIRCHILD INTERNATIONAL CORP.


Dated: 2/1/00                       By: /s/ Byron Cox
                                        ----------------------------------------
                                            Byron Cox, President and Director


                                       20